EXHIBIT 99.2

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the voting results on the items of business submitted at the Annual General and Special Meeting of Shareholders (the “Meeting”) of Ero Copper Corp. (“Ero” or the “Company”) held on April 26, 2023 in Vancouver, British Columbia. Each item of business voted upon at the Meeting is described in detail in the Management Information Circular dated March 7, 2023 (the “Circular”), which is available on the Company’s website (www.erocopper.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Common Shares represented at the Meeting:	82,182,553
Total issued and outstanding Common Shares as at March 6, 2023 (Record Date):	92,260,300
Percentage of issued and outstanding Common Shares represented:	89.08%

1.	Set the Number of Directors at Ten

The setting of the number of directors at ten was approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
68,585,709	5,813	99.99%	0.01%

2.	Election of Directors

Each of the ten nominees in the Circular were re-elected as directors of the Company for the ensuing year, and the outcome of the vote by ballot was as follows:

Director Nominee	Number of Common Shares Voted		Percentage of Votes Cast
	For	Withheld	For	Withheld
Christopher Noel Dunn	67,587,902	1,003,619	98.54%	1.46%
David Strang	68,465,016	126,505	99.82%	0.18%
Jill Angevine	67,568,540	1,022,981	98.51%	1.49%
Lyle Braaten	65,783,770	2,807,751	95.91%	4.09%
Steven Busby	67,586,891	1,004,630	98.54%	1.46%
Dr. Sally Eyre	66,888,685	1,702,837	97.52%	2.48%
Robert Getz	67,216,580	1,374,941	98.00%	2.00%
Chantal Gosselin	67,972,999	618,523	99.10%	0.90%
John Wright	68,452,809	138,712	99.80%	0.20%
Matthew Wubs	67,445,877	1,145,644	98.33%	1.67%

3.	Appointment of Auditor

KPMG LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Company for the ensuing year, and the directors of the Company were authorized to fix the remuneration to be paid to the auditor, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Withheld	For	Withheld
82,156,172	26,381	99.97%	0.03%

4.	Certain Matters Relating to the Stock Option Plan

The Company’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder was authorized and approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
67,496,537	1,094,985	98.40%	1.60%

Ero Copper Corp

625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

5.	Certain Matters Relating to the Share Unit Plan

The Company’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder was authorized and approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
68,279,267	312,255	99.54%	0.46%

6.	Advisory Vote on Executive Compensation

The non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular was approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
67,092,643	1,498,878	97.81%	2.19%

Dated this 26th day of April, 2023.

ERO COPPER CORP.

“Deepk Hundal”

Deepk Hundal
SVP, General Counsel and Corporate Secretary

Ero Copper Corp

625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

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